SEC FILE NUMBER: 000-14319

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I -- REGISTRANT INFORMATION

AMERICAN CLEAN RESOURCES GROUP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

12567 West Cedar Drive

Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80228-2039

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

American Clean Resources Group, Inc. (the “Company”) could not timely file without unreasonable effort or expense its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 because of delays with the financial statement preparation. As previously announced, the Company has been unable to file its Annual Report on Form 10-K for the period ended December 31, 2023 with audited financials (it has been filed with unaudited financial statements (the “2023 Form 10-K,” and together with the Q1 2024 Form 10-Q, Q2 2024 Form 10-Q the “Delinquent Reports”). As disclosed in a Form 8-K filed on November 12, 2024 the Company addressed its delay in filing its financial reports for the fiscal year 2023 as a result of the unexpected retirement and subsequent medical disability of key personnel within our contracted financial advisory firm, and the appointment of Incado Partners, LLC as our new financial advisory firm. The Company is diligently working on submitting all Delinquent Filings.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tawana Bain, Chief Executive Officer	(720)	458-1124
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐Yes ☒ No
2024 Q2 10-Q 2023 10-K was filed but with unaudited financials

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN CLEAN RESOURCES GROUP, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 15, 2024	By:	/s/ Tawana Bain
Tawana Bain
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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